VERSO TECHNOLOGIES, INC.
400 GALLERIA PARKWAY
SUITE 200
ATLANTA, GEORGIA 30339
February 10, 2006
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549
Attention: Kathleen Collins
Re:	Verso Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and
June 30, 2005
Forms 8-K dated April 25, 2005 and July 25, 2005
File No. 000-22190
Ladies and Gentlemen:
     On behalf of Verso Technologies, Inc. (the “Company”), the undersigned hereby responds to the comments of the Staff contained in the letter from Kathleen Collins to Steven Odom dated January 27, 2006. For the Staff’s convenience, the numbered paragraphs below correspond to the paragraph numbers in the Staff’s January 27, 2006 comment letter.
Form 10-K for Fiscal Year Ended December 31, 2004
Prior Comment no. 4
1.	The studies referenced in the Company’s response to Prior comment no. 4 are as follows: (i) the study of certain private placement transactions conducted from 1966 to 1969 which found the mean discount for such transactions to be approximately 26% (“Discounts Involved in Purchases of Common Stock (1966-1969),” Institutional Investor Study Report of the Securities and Exchange Commission, H.R. Doc. No. 64, Part 5, 92nd Congress, 1st Session, 1971, pp. 2444-56); (ii) the study conducted by Standard Research Consultants of certain private placement transactions conducted between 1978 and 1982 which found the median discount for such transactions to be approximately 45% (Pittock, William F., and Charles H. Stryker, “Revenue Ruling 77-276 Revised,” SRC Quarterly Reports, Spring 1983, pp. 1-3); (iii) the study conducted by Columbia Financial Advisors, Inc. of certain private placement transactions conducted

Securities and Exchange Commission
February 10, 2006

during 1997 and 1998 which found the median discount for such transactions to be approximately 13% (Aschwald, Kathryn F., “Restricted Stock Discounts Decline as Result of 1-Year Holding Period — Studies After 1990 ‘No Longer Relevant’ for Lack of Marketability Discounts,” Shannon Pratt’s Business Valuation Update, Vol. 6, No. 5 (May 2005), pp. 1-5.); and (iv) the study conducted by Management Planning, Inc. of certain private placement transactions conducted between 1980 and 1996 which found the mean discount for such transactions to be approximately 27% (Oliver, Robert P., and Roy H. Meyers, “Discounts Seen in Private Placements of Restricted Stock: The Management Planning, Inc., Long-Term Study (1980-1996)” (Chapter 5) in Robert F. Reilly and Robert P. Schweins, eds. The Handbook of Advanced Business Valuation (New York: McGraw-Hill, 2000).

The Company’s response to Prior Comment no. 4 is intended to illustrate an allocation of the proceeds which the Company received from the October 2002 and February 2004 private placements between the common stock and warrants issued therein. The Company did not allocate any discount associated with the private placements, but rather allocated the proceeds from such private placements, between the common stock and warrants.

The Company allocated to the warrants issued in each private placement a portion of the proceeds received therefrom equal to the value of such warrants as calculated in accordance with the Black Scholes model, a widely-recognized model to value warrants and options. The Company then allocated the remaining proceeds received in each private placement to the common stock issued therein. The Company then computed the indicated discount associated with each private placement by comparing the residual proceeds allocated to the common stock issued in the private placements with the market value of the common stock on the date of such private placements.
Prior Comment no. 8
2.	The Company believes that the provisions of paragraph 5(c) of the Company’s warrants issued in July 2005 (the “Warrants”) do not preclude the Company from accounting for the Warrants as equity because the obligation of the Company to make a cash payment may only arise if the Company breaches certain of its obligations under the Warrants, and the holder’s right to demand a cash payment in those circumstances is merely a contractual provision that recites the normal contract remedy for breach.

Paragraph 27 of EITF 00-19 provides that if an event which is not within a company’s control could require the company to net-cash settlement a contract, then the contract must be classified as an asset or liability. Paragraph 29 of EITF 00-19 further provides that a breach of a contract by a company is within its control and that the fact that the

Securities and Exchange Commission
February 10, 2006

counterparty to the contract would have normal contract remedies in the event of such breach does not preclude equity classification of the contract.

The Company would only be required to make a cash payment to the holder of a Warrant in the event the Company fails to deliver to such holder within a certain time period a stock certificate representing the shares of common stock issuable upon exercise of the Warrant. Delivery of a stock certificate is a ministerial act which does not require any third-party approval or authorization and which is within the Company’s control. Accordingly, the Company must breach its contractual obligation to deliver the stock certificate before any obligation to make a cash payment may arise, which breach is within the Company’s control. Further, we are advised by counsel that the provisions of paragraph 5(c) of the Warrant requiring a cash payment by the Company in the event it breaches its certificate delivery obligation is a contractual recital of the normal contract remedy which would otherwise be available to the holder of the Warrant in the event of such breach even if such language did not appear in paragraph 5(c) of the Warrant. Any cash payment the Company may be obligated to make pursuant to paragraph 5(c) of the Warrants is essentially the measure of damages which would place the holder in the same position the holder would have been in if the Company had performed, rather than breached, its obligation to deliver the stock certificate. Hence, the Company does not believe that, in accordance with EITF 00-19, the Warrants should be reported as a liability.
     The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report on Form 10-K for the year ended December 31, 2004 (the “Filing”); (ii) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
     Please contact the undersigned at 678-589-7141 if you have any questions or comments concerning this letter.
Sincerely,
/s/ Juliet M. Reising
Juliet M. Reising,
Chief Financial Officer
cc:	Mr. Tom Ferrero